FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Tender Offer for Notes	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

RELEVANT INFORMATION

Telefónica Europe B.V. (the "Issuer") invites today the holders of its outstanding:

(i)	GBP 600,000,000 Undated 7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "GBP Notes"),

(ii)	EUR 625,000,000 Undated 8 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "EUR Notes"),
(each a "Series" and together the "Notes") irrevocably guaranteed by Telefónica, S.A. (the "Guarantor"), to tender such Notes for purchase by the Issuer for cash (each such invitation an "Offer" and together the "Offers").
The Offers are being made on the terms and subject to the conditions contained in the tender offer memorandum dated 27 January 2020 (the "Tender Offer Memorandum") and are subject to the restrictions set out in the Tender Offer Memorandum. Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Tender Offer Memorandum.

Summary of the Offers

Description of Notes	ISIN	First Reset Date	Aggregate Principal Amount Outstanding	Purchase Price	Amount subject to the Offer
GBP 600,000,000 Undated 7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities Current Coupon: 6.75%	XS0997326441	26/11/2020	GBP 171,500,000 (28.58% of the original nominal)	GBP 104,571 per GBP 100,000	Any and all

EUR 625,000,000 Undated 8 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities Current Coupon: 7.625%	XS0972588643	18/9/2021	EUR 292,700,000 (46.83% of the original nominal)	EUR 112,313 per EUR 100,000	Any and all
The Offers commence on 27 January 2020 and will expire at 17:00 CET on 3 February 2020 (the "Expiration Deadline"), unless extended, re-opened, withdrawn or terminated at the sole discretion of the Issuer.
Purpose of the Offers

The purpose of the Offers is, amongst other things, to proactively manage the Issuer's layer of hybrid capital. The Offers also provide Noteholders with the opportunity to switch into the New Notes ahead of upcoming first call dates.

New Financing Condition

The Issuer intends to issue new EUR denominated Undated 7.25 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities guaranteed by the Guarantor (the "New Notes"). Whether the Issuer will accept for purchase any Notes validly tendered in the Offers is subject, without limitation, to the settlement of the issue of the New Notes (the "New Financing Condition").

Purchase Price

Subject to the applicable Minimum Denomination in respect of the relevant Series of Notes, the price payable per GBP 100,000 or EUR 100,000 (as applicable) in principal amount of the Notes (the "Purchase Price") will be (a) in respect of the GBP Notes, GBP 104,571 per GBP 100,000 and (b) in respect of the EUR Notes, EUR 112,313 per EUR 100,000. In respect of any Notes accepted for purchase, the Issuer will also pay an amount equal to any accrued and unpaid interest on the relevant Notes from, and including, the relevant interest payment date for the Notes immediately preceding the Settlement Date up to, but excluding, the Settlement Date, which is expected to be no later than 6 February 2020.
Notes repurchased by the Issuer pursuant to the Offer may be cancelled. Notes which have not been validly tendered and accepted for purchase pursuant to the Offers will remain outstanding after the Settlement Date.

Amount subject to the Offer

The Issuer proposes to accept any and all of the Notes for purchase on the terms and conditions contained in the Tender Offer Memorandum.

Indicative Timetable

Date	Number of Business Days from and including Launch	Action
27 January 2020	1	Commencement of the Offers
On or before the Expiration Deadline		Pricing of the New Notes
17:00 CET on 3 February 2020	6	Expiration Deadline Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offers.
At or around 10:00 a.m. CET on 4 February 2020	7
Announcement of Result of Offers
Announcement of the Issuer's decision whether to accept valid tenders of Notes for purchase pursuant to any or all of the Offers subject only to the satisfaction of the New Financing Condition and, if so accepted, details of the final aggregate principal amount of the Notes of each Series tendered pursuant to the Offers distributed by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via the website of Euronext Dublin.

Expected to be on 6 February 2020	9	Settlement Date Subject to satisfaction of the New Financing Condition, expected Settlement Date for the Offers. Payment of Purchase Consideration and Accrued Interest Payment in respect of the Offers.
Madrid, 27 January 2020

None of the Offers, the Tender Offer Memorandum or this announcement constitute an offer of securities to the public under Regulation (EU) 2017/1129 of the European Parliament and of the Council or a tender offer in Spain under restated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October and under Royal Decree 1066/2007, of 27 July, all of them as amended, and any regulation issued thereunder. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 27, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors